

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2022

John Reed
Chief Executive Officer
Arhaus, Inc.
51 E. Hines Hill Road
Boston Heights, Ohio 44236

      Re: Arhaus, Inc.
          Registration Statement on Form S-3
          Filed December 22, 2022
          File No. 333-268959

Dear John Reed:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Scott Anderegg at 202-551-3342 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services